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                         [DELOITTE & TOUCHE LETTERHEAD]



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this annual report of Great-West Lifeco Inc. on Form 40-F of our report dated February 2, 2000 and incorporated by reference in the Annual Information Form of Great-West Lifeco Inc. dated April 27, 2000.

/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Winnipeg, Canada
July 2, 2003